HSBC USA INC. Enhanced Market Participation Note Linked to Standard and Poor’s 500® Index
Filed Pursuant to Rule 433
Registration No. 333-158385
May 20, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009
Prospectus Supplement dated April 9, 2009,
and Product Supplement April 9, 2009

The terms and conditions relating to the offering set forth in this free writing prospectus shall supersede the terms and conditions set forth in another free writing prospectus dated May 20, 2009 relating to the same offering previously filed with the Securities and Exchange Commission. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

INDICATIVE TERMS
Issuer	HSBC USA Inc.
Issue	13 month Enhanced Market Participation Notes
Issuer Rating	AA- (S&P), A1 (Moody’s)[1]
Trade Date	June 12, 2009
Settlement Date	June 17, 2009
Maturity Date	July 15, 2010
Issue Price	$1,000 per Note (100.00%)
Index	S&P 500® Index
Cash Settlement Value
Investors will receive a cash payment at maturity that is based on the index return.
If the index return is positive you will receive the lesser of (1) the principal amount multiplied by the product of the upside participation rate and the index return and (2) the principal amount multiplied by the maximum cap.

If the index return is negative you will receive the principal amount multiplied by the index return (effectively the investor will lose 1% of their principal for each percentage point that the index return is below zero).

Upside Participation Rate	300%
Downside Participation	100%
Maximum Cap	[21.00 to 27.00]%
Index Return
Minimum Denomination	$1,000 and increments of $1,000 thereafter subject to a minimum issuance. amount of $1 million
CUSIP	4042K0XB6

1.
A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  The notes themselves have not been independently rated.  Each rating should be evaluated independently of any other rating.

Notes Description

This note provides the investor with a participation rate of 300% on the positive performance of the S&P 500® Index subject to the maximum cap. The increased participation rate is accomplished without the investor taking on additional downside risk.  The downside exposure remains 1:1 to the underlying.

This note is applicable for those investors who have a moderately bullish view on the S&P 500® Index and desire enhanced upside participation in the US large cap equities.

Highlights

•	The potential for 300% upside participation in the underlying subject to a maximum cap of [21.00 to 27.00]% at maturity.

Hypothetical Payoff Scenarios 2

Performance of the Underlying at Maturity	Repayment Stated in Percentage of Principal
15%	124%
10%	124%
5%	115%
3%	109%
0%	100%
-5%	95%
-10%	90%

2. Assumes a maximum cap of 24.00%

INDEX DESCRIPTION AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Price Performance of the Underlying Index

Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

The S&P 500® Index is a capitalization-weighted index of 500 stocks.  The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:
•  You believe the SPX will appreciate moderately—meaning that you believe the SPX will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed the maximum cap of [21.00 to 27.00]%.
•  You seek an investment which will provide 3 times leverage to the appreciation of the SPX.
•  You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis.
•  You are willing to forego potential dividends paid on the stocks included in SPX.
•  You do not seek current income from this investment.
•  You do not seek an investment for which there is an active secondary market.
•  You are willing to hold the notes to maturity.
•  You seek an investment whose return is linked to a reference asset that is an index that represents companies in a variety of market sectors.

The notes may not be suitable for you if:
•  You do not believe the SPX will appreciate over the term of the notes, or you believe the SPX will appreciate by more than the maximum cap during the term of the note and are unwilling to accept the maximum cap.
•  You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis.
•  You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
•  You prefer to receive the potential dividends paid on the stocks included in SPX.
•  You seek current income from this investment.
•  You are unable or unwilling to hold the notes to maturity.
•  You seek an investment for which there will be an active secondary market.
•  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
•  You do not seek an investment whose return is linked to a reference asset that is an index that represents companies in a variety of market sectors.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks.  It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances.  See “Risk Factors” in the accompanying Free Writing Prospectus and Prospectus Supplement for a discussion of risks, which include:
•	The Notes are Not Fully Principal Protected and You May Lose Up to 100% of Your Initial Investment.
•	Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.
•	There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
•	Return on the notes is linked to the performance of common stocks traded on national securities exchanges or quotation systems and may be positive or negative.
•
Return on the notes does not necessarily reflect the full performance of the reference asset and movements in the level of the reference asset may affect whether or not you receive your full principal back.

•	Your yield may be less than that of a standard debt security of comparable maturity.
•	You will not receive any periodic interest payments on the notes.
•	An investment in the notes is subject to risks associated with the U.S. securities markets.
•	There may be little or no secondary market for the notes—the notes will not be listed or displayed on any national securities exchange or quotation systems.
•	The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
•	These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.  Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009, the Product Supplement dated April 9, 2009 and the Free Writing Prospectus dated May 19, 2009.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.

You may also obtain:

•	the Product Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
•	the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
•	the Prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm
•	the Free Writing Prospectus at www.sec.gov/Archives/edgar/data/83246/000114420409028473/v150375_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.